Exhibit 12.1

Statement regarding computation of ratios

	Year Ended December 31,
(dollars in millions)	2011	2010	2009	2008	2007
Earnings:
Loss before income taxes and losses from unconsolidated entities	$(107)	(65)	(27)	(1,108)	(219)
Fixed charges	267	260	271	293	299

Earnings adjusted for fixed charges	160	195	244	(815)	80

Fixed charges:
Interest expense	257	251	261	283	289
Portion of rent expense representative of interest (1)	10	9	10	10	10

Total fixed charges	$267	260	271	293	299

Ratio of earnings to fixed charges	0.6	0.8	0.9	(2.8)	0.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	$30	28	29	30	29
Estimated percentage	33%	33%	33%	33%	33%

Estimated interest within rental expense	$10	9	10	10	10

Deficiency	$(107)	(65)	(27)	(1,108)	(219)
(1)	One third of rent expense is deemed to be representative of interest.